UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of March 2022

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1. Corporate policy on anti-corruption and the relationship with the public and private sector;
2. Code of Ethics

CORPORATE POLICY ON ANTI-CORRUPTION AND THE RELATIONSHIP WITH THE PUBLIC AND PRIVATE SECTOR
  PURPOSE

This Policy establishes the rules of prevention and the fight against corruption and introduces the guidelines to be followed in the relationship with the public sector, Brazilian or foreign, and private entities. This policy also introduces guidelines related to prevention of Money Laundering and Financing of Terrorism.

  SCOPE

This Policy applies to all companies controlled by Ultra Group. In companies where the control is shared or where it holds minority interest, Ultra Group will endeavor to ensure that the principles and guidelines of this Policy will be substantially applied.

The provisions of this Policy should also guide the conduct of all External Representatives, Business Partners, Suppliers and Service Providers of Ultra Group, as well as any individual or legal entity operating in the interest or to the direct or indirect benefit of Ultra Group or any of its subsidiaries.

This Policy shall be read in conjunction with the Code of Ethics and other Corporative Policies and rules defined by the Ultra Group. In the event of conflict of the guidelines herein with other procedures of the Company and of its Business, the Risk, Compliance and Audit Department shall be consulted.

  DEFINITIONS

For purposes of this Policy, capitalized terms have the meaning attributed to them in Exhibit I – Glossary.

3.1. CORRUPTION

For the purposes of this Policy, corruption occurs when someone asks, offers, promises, demands, authorizes, receives or gives, directly or indirectly, Undue Advantage to a Public or Private Officials, Brazilian or foreign, or to a person indicated by them. An advantage, which may or not be an asset, is undue when there is no legal or regulatory contractual provision authorizing it or when it is promised or given so that the Public or Private Officials do or refrain from doing something that breaches the law, this Policy or his duty or loyalty.

The practice of corruption by any Partners, Employees, External Representatives and Business Partners, Suppliers and Service Providers of Ultra Group is prohibited. The mere offer or request of Undue Advantage to Public or Private Officials is considered a violation of the guidelines of this Policy, irrespective of the fact that such Undue Advantage has been accepted, delivered, received or reached the intended benefits.

There is no exception to “minor Undue Advantages”, being irrelevant the amount or characteristic of the advantage.

3.2. INFLUENCE PEDDLING

Partners, Employees, External Representatives, Business Partners, Suppliers and Service Providers of Ultra Group should not, directly or indirectly, ask, offer, demand, authorize, receive or give, directly or indirectly, advantage in order to influence acts practiced by Public or Private Officer.

  STRUCTURE OF THE ETHICS AND COMPLIANCE PROGRAM AND RESPONSIBILITIES

The Compliance and Ethics Program (“Program”) consists in a group of people, policies, procedures, guidelines and culture, with the intent to consolidate the principal actions and best practices, as well as define and promote an environment adherent to laws, regulations, good practices and Corporative Policies of Ultra Group.

The Program assists Ultra Group to transform its values into ethical conduct. Compliance covers a series of preventive, monitoring and corrective efforts, minimizing risks of noncompliance with guidelines and consequent adoption of legal or regulatory sanctions, including those related to the Anticorruption Law, or of noncompliance with the principles upheld in our Program, in this Policy or in our Code of Ethics.

The areas and structures below are directly involved in the management of the Program. Accordingly, the instances and areas have the following responsibilities:

4.1. CONDUCT COMMITTEE

The Conduct Committee is a non-statutory body, linked to the Board of Directors of Ultrapar. The principal duties of the Conduct Committee are as follows:

  manage the application of the Code of Ethics, its guidelines and related policies supervise the application and effectiveness of the Code of Ethics principles review and approve the Compliance and Ethics Program and supervise its application, in order to ensure compliance propose and evaluate new policies associated with the Code of Ethics, as well as propose changes to it and the policies currently in force associated with it oversee investigations promoted by the DRCA
  recommend the appropriate disciplinary, administrative or judicial measures, related to a subject within its authority, to be adopted by Ultra Group’s bodies, as well as resolve on the need to report the matter to the Risk and Audit Committee or the Board of Directors of the Ultra Group for additional measures that may be applicable formally report the Committee’s resolutions to the Board of Directors in the most relevant cases forward to the Risk and Audit Committee and the Board of Directors annual reports describing their activities and those of the Program, without prejudice to extraordinary reports, whenever necessary answer questions about the application or interpretation of the Code of Ethics provisions, the policies adopted by Ultra Group and, in the areas within its agency, the law and the Regulation

4.2. RISK, COMPLIANCE AND AUDIT DEPARTMENT (DRCA)

DRCA is responsible for:

  Propose and review policies related to the Program, as well as coordinate their recommendation by the Conduct Committee and the respective approval by the Board of Directors
  Guide and develop training topics for the Program
  Develop the corporate communication of the Program
  Manage Ultra Group’s Open Channel
  Conduct and/or oversee internal investigations in Ultra Group
  Support and recommend deliberations of consequences
  Monitor the Program in all the Businesses of Ultra Group
  Represent Ultra Group institutionally in the Compliance theme
  Follow up the development of the activities of the Compliance areas of the Business
  Propose improvement actions to the Program

4.3. BUSINESS COMPLIANCE AREAS

Compliance Areas are responsible for:

  Ensure the compliance with the guidelines of the Program in the Business
  Implement and monitor the adherence to this Policy in the Business
  Plan, develop, implement and execute the Program and its controls in line with the guidelines of Ultra Group and the risks of the Business
  Apply and control training on Compliance in the Business
  Disclose the Program in the Business
  Ensure the realization of Background Checks according to this Policy
  Assist the Board of Executive Officers of the Business in Compliance aspects that are relevant to decision-making process
  Assess the Program in the Business
  Conduct internal investigations in the Business, as requested by and in coordination with the DRCA
  Periodically report to the DRCA the evolution of the Program in the Business

4.4. BUSINESS AND HOLDING LEGAL AREAS

Legal Areas are responsible for:

  Support the Compliance Areas and/or DRCA in the preparation of guidelines on anticorruption clauses to be adopted in the agreements
  Technically assist the Business in the evaluation and formalization of requests of donations and sponsorships, pursuant to this Policy
  Support the Compliance Areas in the preparation and review of agreements and terms, pursuant to this Policy
  Support the Compliance Areas and/or DRCA in cases of Red Flags, interacting with the DRCA if there are doubts
  Immediately inform the Compliance Area of the Business, the DRCA and the Holding Legal Department any notification, subpoena, letter and other documents issued by the proper authorities in connection with the object of this Policy, in addition to any operation or investigation conducted by proper bodies – including bodies of control and inspection or police authority, involving the Business, [Partners, Employees, Business Partners or External Representatives of Ultra Group]
  Allow the Holding Legal Department free access to all facts, data, documents and information necessary to the correct understanding and evaluation of the case
  The Legal Areas of the Business should align with the Holding Legal Department the adequate definition of strategies and interaction with the lawyers hired for cases related to this Policy

  ANTI-CORRUPTION GUIDELINES FOR CONTRACTING TRANSACTIONS AND BUSINESS

5.1. EXTERNAL REPRESENTATIVES, BUSINESS PARTNERS, SUPPLIERS AND SERVICE PROVIDERS

The actions of External Representatives, Business Partners, Suppliers and Service Providers may pose risks to Ultra Group, since Ultra Group, its Partners and Employees may be held liable for these actions, even when they were not aware of or authorized these actions.

The actions prohibited by this Policy cannot be performed by Ultra Group, its Partners or Employees neither directly or indirectly, through individuals or external legal entities, which are External Representatives, Business Partners, Suppliers or Service providers.

The subcontracting of Public Officials by External Representatives, Business Partners, Suppliers and Service Providers of Ultra Group is forbidden, except if previously and formally approved by the Compliance Area, when there is no conflict of interest, and after realization of Background Check and analysis made by the Business Legal Department or by the Holding Legal Department, as appropriate.

5.2. DILIGENCE FOR CONTRACTING EXTERNAL REPRESENTATIVES, BUSINESS PARTNERS, SUPPLIERS AND SERVICE PROVIDERS

The contracting of External Representatives, Business Partners, Suppliers and Service Providers must be preceded by a Background Check. The formalization of the commercial relationship, either through agreement, proposal, term or otherwise, should contain anticorruption clause pursuant to this Policy. The Background Check may also be conducted in customers in order to meet specific legislation.

If Red Flags are identified in the Background Check, the respective Compliance Area shall be consulted, before the relationship with the External Representative, Business Partner, Supplier or Service Provider is formally agreed or continued.

The minimal requirements to be assessed in the Background Check, as well as procedures for classification of criticality, renewal and validity should follow the criteria established by the DRCA to the responsible areas.

5.3. CONTRACTING FORMER PUBLIC OFFICIALS

Every contracting of Former Public Officials by Ultra Group should meet the following criteria:

  Not be prohibited by law or executive act
  Respect all periods of legal or regulatory quarantine, when applicable
  Assess, even when not prohibited, if it may cause negative perception or be considered as conflict of interests
  Not aim the obtaining of Inside Information, for own benefit or for benefit of third parties, obtained as a result of the activities exercised by Former Public Officials
  Be submitted for analysis by the Compliance Areas on any conflicts of interests
  Not present any Red Flag after the Background Check
  Be previously approved by the respective Business Legal Department or Holding Company

The guidelines for contracting Former Public Officials should, also, be observed in the process of contracting of legal entities whose partners, managers or officers are Former Public Officials. These guidelines also apply when the activity object of the contracting is performed directly by Former Public Officials.

5.4. CONTRACTING PUBLIC OFFICIALS

Every contracting of Public Officials by Ultra Group should meet the following criteria:

  Not be prohibited by law or executive act
  Even when not prohibited, be preceded by evaluation to check if it may cause negative perception or be considered as conflict of interests
  Not permit the obtaining of Inside Information, for own benefit or for benefit of third parties, as a result of the activities exercised by the Public Officer
  The position or function exercised by the Public Officer is not incompatible with his working hours or activities
  There is no relation between activities exercised by the Public Officer and those exercised by the areas of operation of the Business
  No favoritism in the contracting of the Public Officer
  Be submitted to analysis by the Compliance Area before contracting
  Not present any Red Flag after the Background Check
  Be approved by the respective Business Legal Department or Holding Company before the contracting

Every contracting of Public Officials should be formalized by contract, containing clearly the purpose of the agreement, compensation and anticorruption clause pursuant to this Policy.

The guidelines for contracting Public Officials should, also, be observed in the process of contracting of legal entities whose partners, managers or officers are Public Officials. These guidelines also apply when the activity object of the contracting is performed directly by the Public Official.

5.5. CORPORATE TRANSACTIONS AND CONSORTIUM

Ultra Group is committed to conducting a proper and reasonable due diligence in processes involving corporate transactions (for instance, mergers and acquisitions) and formation of consortium and associations in order to verify any irregularities or illegal actions, for the purposes of this Policy, by the legal entities involved.

Accordingly, prior to any transaction, the Business area responsible for the process and the Business Legal Department, if involved in the process, should meet with the Holding Legal Department and the DRCA in order to define the scope of the due diligence process that will analyze Compliance issues. This analysis should also be coordinated with the M&A Board of Executive Officers of the Holding Company and precede any operation of that nature carried out by Ultra Group.

5.6. ANTICORRUPTION CLAUSE

All and any instrument of contracting of the Business and of the Holding Company should contain clause that assures and provides for the compliance, by the counterparty, with guidelines set out in this Policy and in our Code of Ethics, and with all and any applicable anticorruption law and regulation.

This clause should provide for the possibility of automatic contractual rescission in case of noncompliance.

  FURTHER ANTICORRUPTION GUIDELINES FOR BUSINESS

6.1. ASSOCIATIONS, CLASS ENTITIES AND OTHER REPRESENTATIVE ENTITIES

Associations, class entities and other representative entities have important role in the society, as they have right to petition, efficiently and legally defending and representing legitimate interests, in their respective sectors of representation.

It is forbidden, from every aspect, to use those entities to obtain Undue Advantages. A legal and transparent relationship with associations and class entities should follow the guidelines below:

  The affiliation shall be formalized in agreement or similar term of association, with goals and counterparts clearly defined
  Ordinary payments should be stated in the term of association as monthly fee, monthly or annual contributions or the like
  When there are extraordinary payments, they should:
    be reviewed by the Board of Executive Officers of the Business before approval be preceded by descriptive term signed, bound to the term of association, describing the goal, destination, instruments of rendering of accounts and containing anticorruption clause be listed in the descriptive term of the project, when involving External Representatives of any nature, such as consultants, lawyers, advisors, among other subcontracted parties
  Prohibition of direct payments on behalf of and for the account of subcontracted parties, to entities alien to the term of association or to the descriptive term of extraordinary projects, and such payments should be made solely to the affiliated entity
  All payments should be accounted for in specific account of easy identification for control

Every Business should ensure that the relationship with associations and class entities is based on transparency and on legitimate and legal interests.

6.2. DONATIONS AND POLITICAL CONTRIBUTIONS

This Policy prohibits Ultra Group to make any donation or political contribution, directly or indirectly – in cash or the equivalent, product or service - to any political party or to candidate to political office.

This Policy does not aim to prevent Employees from participating in the political process or from making personal donations or political contributions, following their own convictions. However, these convictions, donations or political contributions cannot be related to Ultra Group.

6.3. DONATIONS AND SPONSORSHIPS

In view of its social responsibilities (either philanthropic, cultural, academic, sports, environmental, among other), Ultra Group may authorize donations and sponsorships to the public or private sector, and in all hypotheses, the guidelines of this Policy shall be observed.

Donations and sponsorships should observe the guidelines below:

  No actual or apparent conflict of interests
  The beneficiary shall be a public or private entity, being prohibited donations or sponsorships to individuals
  The beneficiary, as well as individuals or other related entities should have been object of Background Check. This guideline also applies to sponsorships where there is contracting of External Representatives for performance of a project.
  All donations or sponsorships should be approved according to the grants of authority defined in the Holding Company and/or in the Business and formalized through written agreement or term, which should clearly and accurately describe the destination of the goods or resources (as appropriate), benefit solely the beneficiary, contain the mandatory rendering of accounts by the beneficiary and contain anticorruption clause pursuant to this Policy.

The provisions of this section also apply to sponsorships, including, without limitation, Rouanet Law and Sports Incentive Law.

6.4. TRAVEL, ENTERTAINMENT AND HOSPITALITY

The payment or reimbursement of expenses, involving Public or Private Officials, related to travels, hospitality, meals, as well as invitation to attend corporate events or lectures will only be permitted when:

  Complies with applicable laws and regulations
  Is made on good faith, without expectation of return
  Is clearly related to legal and legitimate actions in the best interest of the Business
  Refers to direct payment to supplier and never involves direct or indirect payment to Public or Private Officer
  Does not involve disbursement or reimbursement to family members or friends of Public or Private Officer, including costing through gift coupons or prepaid vouchers
  Does not represent frequent or daily payments of expenses to the same person
  For hospitality (meals, lodging, air tickets etc.), it should be proportionate to average and reasonable standards, according to policies adopted by the Holding Company and/or by the Business
  The circumstances involved cannot be considered as actual or apparent conflict of interests, neither cause the perception of Undue Advantage

It will be incumbent on the Compliance Areas and respective Boards of Executive Officers to establish and maintain system of grants of authority and financial and accounting controls that allow to identify and trace disbursements related to these expenses.

6.5. OFFER OR DELIVERY OF CORPORATE GIFTS

Corporate gifts cannot seek the interference in Public or Private Officer’s decision. The delivery or offer of corporate gifts should have a clear and transparent purpose, which should be reasonable and proportionate, preserving the impartiality of the relations and the reputation and image of Ultra Group.

Corporate gifts should:

  Comply with Ultra Group’s Code of Ethics, applicable laws and regulations
  Be clearly related to institutional marketing actions
  Not have commercial value, that is, they should be institutional gifts (examples: pens, T-shirts, institutional books)
  Are duly reported to the immediate manager

The offer of corporate gifts prohibits:

  Transaction in cash or similar (for example, gift coupon), irrespective of value
  Gift aimed to influence act or decision of the Public or Private Official
  Attitude that can be considered as actual or apparent conflict of interests

  GUIDELINES FOR RELATIONSHIPS WITH PUBLIC OFFICIALS

7.1. RELATIONSHIPS WITH PUBLIC OFFICIALS

The relationship with Public Officials should represent the interests of Ultra Group, based on transparency, legality and legitimacy, and may occur in many contexts:

Daily Operational – contact with a Public Officer as part of a daily operational activity. A few nonexhaustive examples: counter contacts at public agencies, customs clearance, inspections at highways, obtain forms or certificates, notary office transactions.

Specific – contact with Public Officials through representatives of a defined process. A few nonexhaustive examples: bidding, inspections, tax assessments, tax discussions, obtain licenses or permits, obtain tax incentives, negotiate conduct adjustment agreements.

Institutional – contact with Public Officials through interlocutors of regulatory, governmental or specialized themes. A few nonexhaustive examples: regulation, legislation, sectorial discussions.

Interactions with Public Officials should respect this Policy and the applicable laws and standards.

Specifically in relation to the institutional or specific contacts, the formal scheduling and the preparation of the meeting reports, previous comments, minutes or equivalent annotations are advisable to facilitate the recovery of the history of these contacts.

Relationships with Public Officials should be made by persons qualified and trained pursuant to this Policy and the principles of the Code of Ethics of Ultra Group and should occur in professional environments at business hours, preferably with the participation of more than one representative of Ultra Group. In the event of personal or social contacts with Public Officials, professional issues of Ultra Group’s interest shall be avoided. Communications with Public Officials should be made only through corporate communication means.

If Public or Private Officials request payments or Undue Advantages in violation of this Policy, they must be immediately, expressly and clearly rejected and the fact should be promptly communicated to the DRCA or to the Ultra Group’s Open Channel.

7.2. RELATIONSHIP AIMING DISCUSSION OF LEGAL OR REGULATORY RULES

Whenever it is in the interest of Ultra Group to discuss the edition or review of legal or regulatory standard, either with the Executive, Legislative or Judiciary Branch, or with administrative authority, or with public company or mixed-economy company, the positions and intentions of Ultra Group should be stated in writing and on their own behalf, before duly authorized internal agents, even when using External Representatives services upon their preparation and disclosure.

When Ultra Group uses a union, association, class entity or other entities of representation to which it is a part, the positions and intentions of Ultra Group should be stated to that body following the same requirements mentioned above.

No payment of advisory service in the interaction aiming at discussing legal or regulatory standard can have a value or scope incompatible with the provision of services, which could cause a perception that such value is intended to influence the edition, cancellation or change of that standard, being forbidden payment of success fee.

7.3. BIDDING AND AGREEMENTS WITH THE PUBLIC ADMINISTRATION

The participation in public bidding processes must comply with the guidelines of the Bidding and Administrative Agreements Law (as provided in the Chapter 13 hereof) and further applicable legislations.

When taking part in a public bidding process, the Partners or Employees of Ultra Group as well as external individuals and legal entities acting on behalf or according to the interests of Ultra Group shall comply with the following:

  not offering an Undue Advantage, directly or indirectly, to a Public Officer or a third party related to it not simulating competition with other companies
  not aiding preparing the bidding documentation as it is the responsibility of the contracting body. This aid also includes comments to the drafts of the tender document (except concerning public consultation), basic designs, technical studies, reasons for dismissal, non-requirement of bid tender, adhesion to the register of price records or any informed purchase respecting the competitive tendering
  providing accurate information to current and potential customers about the products and services of Ultra Group only when necessary, sharing technical documentation with current or potential customers through a corporate email or by using cloud platforms made available by Ultra Group offering and selling to the current and potential customers only products and services of Ultra Group that really meet their actual needs

The Employees, External Representatives and Business Partners of Ultra Group are the ones responsible for taking part in the public bidding, seeking new agreements or maintaining those already existing with the public administration as they have already undertaken training about the best practices and relations with Public Officials.

All the bidding processes or agreements entered with Public Officials must be registered and controlled by the Compliance Areas jointly with the respective Legal Areas and other applicable areas of the Business.

While dealing with Public Officials in all the government spheres (federal, state and municipal), it is prohibited to undertake any illegal, unethical or immoral conduct, including but not limited to:

  Hamper or violate, through adjustment, combination, abstention or otherwise, the competitive nature, or prevent, impact or violate the performance of any act related to the public bidding process
  Remove or seek to remove any offeror, by means of fraud or offer of any type of advantage
  Create, by means of fraud or unlawful means, legal entity to participate in the public bidding procedure or enter into an administrative agreement
  Obtain any unfair benefit, by means of fraud, from the amendments to the extensions of the agreements entered into with the public administration, not authorized by law, in the invitation to the public bidding process or in the respective contractual instruments.
  Manipulate or defraud the economic-financial balance of agreements entered into with government authorities.

7.4. KIN RELATIONSHIPS WITH PUBLIC OFFICIALS

The Employees must inform the Compliance Area about any kinship or friendship with Public Officials whenever such condition may represent a conflict or potential conflict, either actual or potential, or if it risks any transaction undertaken by Ultra Group and its Business or even its reputation.

The Compliance Area must assess whether such kinship represents an actual or potential risk, guiding its Employees and making decisions, such as replacing the Employee involved in the conflicting transaction or cancelling said transaction, among other possible measures so that the kinship does not result in an actual or potential conflict of interests or risk to the reputation of the Ultra Group.

Likewise, any Partner, External Representative or Business Partner must inform about this condition to the highest hierarchical level who works as their contact in the Ultra Group. Said contact must decide on whether or not the transaction shall be given a go and on retaining or replacing said Partner, External Representative or Business Partner in the transaction.

  PREVENTION OF MONEY LAUNDERING AND FINANCING OF TERRORISM

Ultra Group is committed to adopt measures to mitigate the risks of being associated with operations involved in Money Laundering and Financing of Terrorism.

In order to fight the corruption and the money laundering, Ultra Group must ensure that:

  a Background Check with External Representatives, Business Partners, Suppliers and Service Providers be made under the terms hereof the commercial conditions follow the market practices
  the registration and identification of the customers are maintained every business conducted has been duly formalized and the agreed conditions have been recorded there is proof that the products were delivered/received and/or that the services were rendered the billing data meets the related negotiation data, which one may find on the orders or agreements entered the transactions made are pursuant to the Corporate Policies of Ultra Group and the applicable legislation eventual commercial or financial discounts, commissions, bonus and rewards granted for a justified reason, providing the tracking and rationale of the calculation, all according to the approval and monitoring controls for the areas

  TRAINING

DRCA, jointly with the Compliance Areas and the Holding Legal Department, must set the periodicity and content of the anticorruption training to be applied in Ultra Group. Every Employee must take part in said recurrent training. The Compliance Areas of the Business must ensure that their essential Employees, External Representatives and Business Partners take part in the training about the subjects provided in this Policy.

  RECORDS AND CONTROLS

10.1.         ACCOUNTING AND FINANCIAL RECORDS

Ultra Group must maintain the accounting books and records with the due supporting documentation to fully and accurately reflect all its transactions.

All and any financial transaction must be entered with accuracy and timeliness with sufficient data to inform the reality of the accounting records of Ultra Group and allow any party of interest to track all the payments made.

All the accounts of Ultra Group must be informed in its books and accounting records.

10.2.         INTERNAL AND FINANCIAL CONTROLS

Ultra Group must maintain internal controls to ensure the prompt preparation and the reliability of financial reports and statements.

This Policy will be regularly monitored by DRCA. The Compliance Areas must maintain the procedures required to ensure the compliance with the provisions hereof to stop and avoid any tort in its activities and business, such as errors, omissions, distortions and frauds in its accounting and tax practices, reports, notices to the market and other documents.

    ULTRA OPEN CHANNEL

Ultra Group provides the Open Channel so that any external or internal person can clarify questions or report suspected violations of this Policy, as well as the Code of Ethics, other policies and internal rules, and the applicable legislation.

Telephone

0800 701 7172

Website

www.canalabertoultra.com.br

Complaints or requests for guidance can be made anonymously, in order to protect the identity of the person who submitted them. It is prohibited to threat, intimidate or retaliate anyone who:

i. reports any breaches to this Policy or any other internal policy or rule or applicable legislation to the Ultra Group, and/or

ii. state any doubts, suspicions or worries concerning the subject

The Channel is maintained by an independent company and every report is independently and diligently assessed.

  SANCTIONS

Ultra Group must maintain controls and constantly monitor itself in order to stop and avoid any misconduct towards the principles and guidelines set herein.

Any potential breach or failure to comply with the provisions hereof will be assessed by DRCA.

Besides the potential of resulting in great losses to Ultra Group, the failure to comply with the Anticorruption Laws may lead the breaching party to face criminal, civil and administrative penalties enforced by the authorities. Furthermore, the breaching party may face disciplinary measures as well, based on the applicable legislation, including verbal or formal warning, suspension and financial sanction. It may also lead to the breaching party being justifiably dismissed without prejudice to the adoption of further legal measures applicable.

  DOCUMENTS AND RULES RELATED

Besides this Policy, the issues provided herein are also the subject matter of the following guidelines and rules, which must also be complied with by anyone subject to this Policy:

  The Ultra Group Code of Ethics and other Ultra Group Corporate Policies, as applicable
  Law No. 12.846/2013 (Anticorruption Law)
  Decree No. 8.420/2015
  Administrative Misconduct Law – No. 8.429/1992
  Conflicts of Interest Law – No. 12.813/2013
  Bidding and Administrative Agreements Law – No. 8.666/1993 and No. 14.133/2021)
  Brazilian Criminal Code and other Brazilian criminal laws
  Federal Administration Code of Conduct
  United States Foreign Corrupt Practices Act (FCPA)

Ultra Group may be subject to the laws and regulations applicable and in force in the places it also operates.

EXHIBIT I – GLOSSARY

For the purposes of this Policy:

  “Private Officer”:  any manager or Employee who directly or indirectly represents a legal entity of private law.

  “Public Official”: for the purposes of this Policy, any Brazilian or foreigner person who is part of the structure of any of the three branches, state government or foreign government or a third party related to said institutions by means of election, appointment, contracting or any other kind of investiture or related to, with powers, holding a position, being employed or undertaking any duties in the direct or indirect administration, vested with powers to represent a public body, be it an employee, manager, holder of a position or candidate to an elective position or from a political party. It may also define whoever temporarily or without compensation holds a position, is employed or undertakes any public duties in bodies, regulatory agencies and government entities (including state banks and companies, sovereign wealth funds and public universities) or any person working with the diplomatic representation of Brazil or any other foreign country as well in legal entities directly or indirectly controlled by the Brazilian or foreign government or even in Brazilian or international public organizations (including but not limited to UN, World Bank or IMF). The Public Official also means any person acting as an officer before the abovementioned entities, including the private advisor that also holds a position, acts on behalf of a governmental body or with a public international organization, or with a company owned or controlled by a governmental body. It includes all the candidates for public office as well as political parties. A “Public Official” is also a candidate for public office.

  “Business Legal Department(s)”: legal areas of each Ultra’s Business.

  “Compliance Area(s)”: Business Compliance Area(s), to support the execution of the Ultra Group’s Compliance and Ethics Program, with functional report to Risk, Compliance and Audit Department.

  “Open Channel” or “Ultra Open Channel”: Ultra Group's institutional channel to clarify any doubts and worries, requests for guidance and to receive any complaints. The anonymity is guaranteed. The channel is managed by a specialized company contracted by Ultra Group.

  “Code of Ethics”: Code of Ethics of Ultra Group.

  “Employee(s)”: member(s) of the Board of Executive Officers, the Board of Directors and their Committees, Advisory Councils, Fiscal Council, full-time and part-time employee(s), intern(s) (as per the Internship Law – Law 11.788/2008) and young apprentice(s) (as per the Apprenticeship Law 10.097/2000).

  “Board of Directors”: The Board of Directors of Ultrapar.

  “Board of Executive Officers”: each of the Boards of Executive Officers of the Business or Holding, as applicable

  “Holding Legal Department”: Ultrapar’s Legal Department

  “Risk, Compliance and Audit Department” or “DRCA”: Ultrapar’s Risk, Compliance and Audit Department, responsible for managing Ultra’s Compliance and Ethics Program and reporting to the Board of Directors, through the Conduct Committee.

  “Former Public Officials”: whoever has been a Public Official in the last 5 (five) years.

  “Financing of Terrorism”: directly or indirectly providing financial support with the intent of being entirely or partially used — or knowing beforehand that they will be used — by terrorist groups for terrorist acts.

  “Supplier(s) and Service Provider(s)”: suppliers and service providers (except for those service providers already included in the definition “External Representative(s)”).

  “Ultra Group”: Ultrapar and its subsidiaries in Brazil and abroad.

  “Inside Information”: the one concerning secret or pertaining subjects related to the decision-making process undertaken by the Executive, Legislative or Judiciary Branch and that has an economic or financial consequences and that has not been disclosed to the general public.

  “Money Laundering”: money laundry crime is typified in Brazil as the concealment or disguise of nature, origin, location, arrangement, operation, or ownership of assets, rights or values arising, directly or indirectly, from a criminal offense.

  “Anticorruption Laws”: are the laws and regulations set forth in Chapter 13 of this Policy.

  “Business”: corporations directly or indirectly controlled, in Brazil and abroad, by Ultra Group.

  “Business Partners”: distributors, resellers and sales representatives.

  “Policy”: Corporate Policy Anticorruption and of Relationship with the Public and Private Sector of Ultra Group.

  “Background Check”: a combination of survey and research in public databases as well as questionnaires to identify any kind of reputational history that may represent a risk to Ultra Group or expose it.

  "Red Flags": any fact or circumstance that indicates or suggests any act of corruption or violation of this Policy.

  “Partner(s)”: Ultra Group shareholder(s) who may come to speak in Ultra Group’s name.

  “External Representative(s)”: means the individual(s) or entity(ies) representing the interests or acting on behalf of the Ultra Group, regardless of any proxy or agreement, including, but not limited to, advisors, consultants, accountants, intermediary parties, lawyers and brokers, among others.

  “Influence Peddling”: requesting, demanding, charging or obtaining for itself or for another party an advantage or promise of advantage to influence how a public officer acts while undertaking their duties.

  “Ultrapar” or “Holding”: Ultrapar Participações S.A., publicly traded corporation.

  “Undue Advantage(s)”: advantage not supported by a legal or regulatory provision that could authorized the interested party or advantage promised or granted in order to convince the Public or Private Officer to do something or refraining from doing anything, representing a breach of their duties or trustiness for the position. As it is a wide term, the Undue Advantage may include any item (tangible or intangible asset) with an equity value or not, including but not limited to cash, gifts, travel, hospitality, entertainment, donations, among others, with the purpose of influencing the actions of Public or Private Officials.

CODE OF ETHICS

Message from the leadership

Over 80 years we have built one of the largest corporations of Brazil, always observing ethics and transparency in the search for our goals, developing our internal and external relations with integrity and respect, and contributing to the growth and well-being of our communities.

Aiming at maintaining our credibility, reputation and continuing to be successful in our business, we must have this Code of Ethics as base to all of our decisions and actions. All the individuals of the Company are not only responsible for their own actions, but for promoting a culture in conformity with our Code of Ethics and applicable laws.

In this new review, our Code of Ethics reaffirms the reliability on our employees, partners, suppliers, customers and external representatives to make correct decisions in view of ethical dilemmas that could arise from our activities. Herein you will find guidelines and instructions that will support you in choosing the correct path to follow.

Our Open Channel is also accessible, at any time, to clear doubts and receive suggestions or reports, including anonymously, of violations of the Company’s Policies and applicable legislation.

Thank you for helping to build the future of Ultra. We rely on you to ensure the integrity of our Company in all daily activities and attitudes.

Chairman of the Board of Directors

Ultrapar CEO

INTRODUCTION

Ultra Group is committed to ethics, integrity and transparency in all its businesses and at all levels of relationship. The responsibility for the compliance is shared among everyone, including Senior Management, irrespective of position or function.

The Code of Ethics (“Code”) is public and accessible by any person or company, regardless of the type of relationship with Ultra Group and its Business. It applies to all managers and employees of Ultra Group, without exceptions, in Brazil and abroad. The adherence to the Code is mandatory and formalized by the acceptance agreement.

The provisions of this Code shall also guide the conduct of all external representatives, business partners, customers, suppliers and service providers of Ultra Group, as well as of any individual or legal entity operating in the direct or indirect interest or benefit of Ultra Group or any of its subsidiaries.

Along the Code, we will present conduct recommendations on Laws and Internal Policies, as well as information about access to the channels in order to clear doubts or report situations that run counter to the guidelines of this Code of Ethics.

Ultra Group offers training on the Code of Ethics and the Compliance Program. Each person is responsible for disclosing and multiplying the content of this Code, fomenting the ethical and integrity culture of Ultra Group.

To learn more about the themes addressed by the Code of Ethics and the Ethic and Compliance Program of Ultra Group, or if you need guidance in connection with any theme or situation, please contact the Open Channel or your Compliance area.

ETHICS IN MANAGEMENT

EQUITY AND DIVERSITY

  We treat all of our relationship public on fair and equitable manner and we disapprove all and any act of discrimination or undue favoritism to any person or company.

  We encourage diversity and we do not tolerate, under no circumstance, discrimination or prejudice of any nature, either of gender, race, religion, age, political conviction, marital status, sexual orientation, handicap, place of birth, social class, among other.

TRANSPARENCY AND RESPONSIBILITY

  We adopt procedures that ensure that our public will be duly informed about relevant aspects of our activities, so that our communications and information are true, clear, appropriate and timely.

  We are concerned about the consequences of our acts, weighing the effects of our actions on the society, external representatives and ourselves before proceeding.

COMPLIANCE WITH LAWS

  We comply with all laws and regulations of the countries where we operate.

  We do not tolerate corruption, frauds in bidding processes and public agreements, anti-competitive practices and any other illegal conduct, including, without limitation, those provided for in the Anticorruption Law, Criminal Legislation, Improbity Law, Competition Law, Bidding Law and the U.S. Foreign Corrupt Practices Act.

  We adopt risk management processes, internal controls, including financial and accounting, audit, information security and anticorruption and competitive controls, intended to monitor the compliance with standards and prevent and curb illegal acts (such as corruption, bribery, fraud, influence peddling, undue exchange of favors and money laundering).

SUSTAINABLE DEVELOPMENT AND HSE – Health, Safety and Environment

  We are aware of the possible environmental impact of our business. Accordingly, we carry out our business with responsibility and integrity, always committed to the sustainable and rational use of natural resources.

  We develop mechanisms that maximize energy efficiency and contribute to the sustainable development of our business and the regions where we operate.

  Any environmental impacts of our activities are monitored through integrated management policies, processes and systems of HSE – Health, Safety and Environment.

  We operate with transparency and social inclusion in the regions where the business activities of Ultra Group are carried out, through community relationship programs, promoting development in the areas surrounding our operations.

  We seek sustainable engagement in all the business of Ultra Group, systematically reviewing our activities, investing in sustainable improvements and adopting measures aligned with the Environmental, Social and Governance - ESG practices.

ETHICS IN RELATIONSHIPS

SHAREHOLDERS AND INVESTORS

  We adopt policies and practices that promote alignment between the interests of our shareholders, investors and administrators and the interests of Ultra Group.

  We monitor the occurrence of any conflicts of interests and treat them with objectivity, soundness and impartiality, in line with our Corporate Policy of Conflict of Interests and Related-Party Transactions.

  We follow the Corporate Policy Material Notice Disclosure Policy and Securities Trading Policy, which sets out rules for disclosure of our information to the market and procedures to prevent the use of information not disclosed to the public for own benefit in the trading of securities.

  We adopt appropriate and transparent daily communication practices with analysts, investors and other stakeholders, seeking to keep them informed of our activities, business and results.

EMPLOYEES

  We adopt policies and practices aimed at providing to our employees dignified, healthy and motivating work conditions, free from embarrassments and any type of prejudice or discrimination. This conduct shall also apply to the public with which we relate.

  We respect the human rights and promote a work environment of diversity and inclusion and we do not tolerate any type of prejudice or discrimination, either of race, gender, religion, age, marital status, sexual orientation, place of birth, political conviction, social class or handicap.

  We promote the human and professional development of our employees. We encourage and promote the individuals based on their performance, qualification and behavior in line with the interests and principles of the organization, pursuant to criteria of assessment, requirements of the position and equal opportunities.

  We respect the right to free union association and we comply with union conventions and collective agreements.

  We respect the freedom of association with social and political movements or with other entities, provided that they do not conflict with their jobs and observe the current laws.

  We encourage diversity in our relationships, actively promoting the right to difference and contributing to an environment where people may act in conformity with their individual values, without prejudice to the values of Ultra Group.

  We adopt actions of prevention and fight against any type of disrespect, harassment, offense, prejudice or discrimination and we do not tolerate this kind of actions. All the employees should assume the commitment to prevent and avoid this kind of behavior. We encourage employees to report these situations to the Open Channel.

  Likewise, we do not tolerate, in Ultra Group and in our scope of operation, and we adopt practices to prevent and fight every form of undignified labor, such as forced labor, child labor, slavery or analogous to slavery.

  We maintain an excellent image of the company in the real and virtual world. Accordingly, all the employees should adopt a conduct that does not run counter the values and reputation of Ultra Group, even outside the working hours and/or work environment.

CUSTOMERS AND CONSUMERS

  Our purpose is to identify and cover the needs and interests of our customers and consumers.

  We adopt practices of identification of the needs, expectations and opinions of our customers and consumers aiming at the improvement of our products and services.

  We seek to maintain ethical, transparent, integral and long-lasting relationships with our customers and consumers.

  We do not adopt any marketing, publicity or sales strategy that might deceive our customers or consumers in relation to the quality, purpose and price of our products or services.

  The practice of illegal or unethical acts is not accepted.

EXTERNAL REPRESENTATIVES

  We seek to ensure that third parties that represent or act on behalf of Ultra Group do it respecting our values, Corporate Policies and governance practices.

  We do not use external representatives to dissimulate illegal or unethical practices.

  We do not hire or maintain relationships with external representatives presenting conducts or behaviors that run counter to the principles of this Code.

BUSINESS PARTNERS (DISTRIBUTORS, RESELLERS AND COMMERCIAL REPRESENTATIVES)

  We seek to ensure in our partnerships the continuity of our values and business practices.

  We seek to ensure that our partners will follow the principles of this Code and of our Corporate Policies, reflecting on sustainable basis the way we carry out our business.

  We did not start neither maintain relationship with partners presenting conducts or behaviors that run counter to the principles of this Code.

  We seek in our partners a good commercial practice, integrity in the management of business and social and environmental commitment.

  We do not interfere or close deals that may affect the independence of distributors or resellers, in compliance with the guidelines of the Corporate Competition Policy.

SUPPLIERS AND SERVICE CONTRACTORS

  We select qualified suppliers and service providers which may properly meet the interests of Ultra Group.

  The hiring of suppliers and service providers should consider solely the needs of Ultra Group, without conflict of interests.

  We maintain selection policies and practices that ensure transparent, impersonal, technical, honest and fair processes for all the ones involved and, therefore, without improper favoritism of a supplier or service provider to the detriment of others.

  We seek to ensure that our suppliers and service providers will follow the principles of this Code and of our Corporate Policies.

  Our suppliers and service providers should carry out their business in conformity with the principles of this Code and with applicable anticorruption, competition and environment protection laws.

  We do not tolerate any form of undignified or forced labor, child labor, slavery or analogous to slavery in our supply chain, or practices that cause environmental damages.

COMPETITORS

  We adopt a Corporate Competition Policy, which sets out guidelines to curb conducts against the economic order in future commercial practices and corporate relations. We are committed to protecting and preserving principles that should govern the market, like free initiative, free competition and consumer defense, among other.

  We respect our competitors.

  We do not share information that might affect free competition.

  We compete on ethical basis and observing the competition and antitrust legislation. We do not form neither participate in any type of cartel. We do not sign commercial agreements with competitors with the aim to combine prices, profit margin, divide customers or markets, or to restrict or somehow impact competition.

  We do not accept that our professionals get involved in anti-competitive practices.

MEDIA

  We maintain a relationship with the media based on impartiality and on true, clear, appropriate and timely information.

  Upon participation in virtual communities or discussion forums, we seek to follow the guidelines of this Code, adopting an ethical and integral conduct. We do not link the communications and personal opinions made in such environments to Ultra Group and its Business.

SOCIAL NETWORKS

  We do not discuss restricted or confidential matters of Ultra Group and its Business in social networks.

  We encourage ethical, safe and legal use of communication and interaction technologies, including social networks. We reject the use of social networks, by our employees, to make offenses and perpetrate illegal and unethical acts, or acts that run counter to the conducts established in this Code of Ethics. We also recommend discretion and good judgment in social networks, always interacting with others on a legal and respectful way.

  We strengthen the use of caution when posting on social networks and when posting unauthorized messages or images about Ultra Group. A posting may be inadequate or give rise to misinterpretation, involving our brands and reputation, affecting the value of Ultra Group.

  We care for sensitive personal data of employees, suppliers, customers and competitors, protecting their privacy, and we do not make verbal or written declarations that might affect their image or contribute to the dissemination of rumors involving them, who should always be treated with respect.

RELATION WITH THE GOVERNMENT

  We adopt corporate policies and practices to ensure that our relations, partnerships and business with public bodies, companies, employees and representatives, at all levels, are based on honesty, transparency and responsibility.

  We manage our business without ideological or political influence, and we promote an environment free from irregularities.

  We do not offer or yield to improper requests or advantages of any nature. The rules for relationship with the Public Power are described in the Corporate Anticorruption Policy and Relationship with the Public and Private Sector.

CLASS ENTITIES AND ASSOCIATIONS

  We recognize the importance of the role of the entities and trade associations in the economy and promotion of discussions in the respective sectors of representation.

  We respect the autonomy of the entities and trade associations and we support their initiatives, always in compliance with the legal and regulatory principles of this Code and of our Corporate Policies.

WORK ENVIRONMENT ETHICS

PROFESSIONAL EXCELLENCE

  We perform our work with dedication and responsibility. We always seek to do our best.

  We have respect for all people, without any type of discrimination or prejudice.

  We learn from our mistakes and try our best not to repeat them. We accept criticism and try to learn from it.

  We give reasoned, respectful and professional opinions and criticisms in the interest of Ultra Group.

  We care for tangible and intangible resources, intellectual property and premises of Ultra Group.

CONFLICTS OF INTEREST

  We follow the Corporate Policy for Conflict of Interests and Related Party Transactions, which promotes transparency and independence in the relationships between Ultra Group and its related parties.

  We avoid situations that represent actual or apparent conflicts between personal interests and the interests of Ultra Group, acting on impartial, ethical and honest basis, and conducting our professional activities in benefit of our Business.

  We seek to ensure that no improper advantage is directly or indirectly provided to our employees or to individuals from their family relations.

  We seek to ensure that related party transactions will be carried out on equitable basis, without participation of the ones involved in the internal decision-making process of Ultra Group.

UNDUE ADVANTAGES OR BENEFITS

  We follow the Corporate Anticorruption Policy and Relationship with the Public and Private Sector and, accordingly, we do not tolerate that our employees or third parties perpetrate acts of corruption with public or private agents.

  We never promise, receive, request or accept improper advantages or benefits for our activities, either in the public or private sector.

  We do not use confidential or insider information to obtain undue profit, for own benefit, or for benefit of third parties or external representatives.

  We do not ask neither accept, for own benefit or benefit of third parties, payments, incentives, financial or not, or undue benefits of any nature from customers, business partners, suppliers, service providers or third parties to perform their activities at Ultra Group.

  We do not request jobs or benefits for relatives or friends in companies of customers, external representatives, business partners, suppliers or service providers.

PROTECTION OF THE COMPANY’S ASSETS AND RESOURCES

  We care for the integrity of goods and assets of Ultra Group, and for their responsible use, in order to prevent damages, misuse and waste of resources, as well as misappropriation of goods and assets.

  Goods, equipment and premises of the companies of Ultra Group are destined solely for the performance of its business. We care for the equipment and proper use of the assets of Ultra Group, including the ones provided for the performance of functions by the employees.

  We use corporate equipment for private affairs on moderate basis, not affecting the productivity of the work, data security and provided that using common sense, within the legal boundaries, in compliance with ethical and moral principles.

  Mobile devices, e-mails, corporate programs and systems, as well as the content contained or transited in the equipment and corporate networks are the property of Ultra Group and may be monitored at its sole discretion.

  Under no circumstance do we share personal passwords of access to equipment and/or systems.

  All files and information created, received, transited or filed in the electronic systems of Ultra Group or in its corporate equipment are the property of Ultra Group and should be classified and treated according to applicable standards. Management processes, projects and product formulas are intellectual properties of Ultra Group and should be treated as confidential, and cannot be shared without formal authorization.

INFORMATION SECURITY AND DATA PROTECTION

  We comply with Brazilian laws and standards on privacy and personal data protection, including the General Law on Personal Data Protection – LGPD.

  Due to the activities of Ultra Group, employees have access to a series of confidential information and documents, physical and electronic. All and any information, including personal data and sensitive personal data, and documents related to the activities of Ultra Group, its customers or potential customers should be treated on confidential basis.

  We protect every information and document to which we have access and we do not disclose them to employees or third parties who do not need that information to perform their work. It is everyone’s duty to prevent unauthorized access to information, as well as accidental or illegal situations of destruction, loss or change of information.

  We follow the Corporate Policy of Privacy and Personal Data Protection which implements and directs to good practices and ensures proper treatment of personal data by everyone.

  We respect the data privacy of our employees, customers, business partners, suppliers and service providers, as well as their rights over their data.

  We are aware that the mail received or sent through equipment and systems is the property of Ultra Group. Accordingly, Ultra Group reserves the right to inspect and monitor the use of information systems, as well as access any file, document or message that is filed and/or processed in our technology environment.

GIFTS, ENTERTAINMENT AND HOSPITALITY

In our commercial relations, we avoid situations of actual or potential conflicts of interest. Accordingly, we do not accept any gift, present, entertainment or hospitality with the purpose to obtain any type of improper advantage. In addition:

  We do not accept or offer gifts or presents in kind or the equivalent.

  We do not accept invitations or tickets, except for institutional or sponsored events, of collective nature, and with prior consultation of the immediate superior, who has the responsibility to assess the existence of a possible conflict of interests. In case of doubt, please contact Ultra’s Compliance area or the Open Channel.

  We comply with all legal provisions on the theme.

PERSONAL RELATIONSHIP WITH CUSTOMERS, EXTERNAL REPRESENTATIVES, BUSINESS PARTNERS, SUPPLIERS AND SERVICE PROVIDERS

  We do not engage in private deals with customers, external representatives, business partners, suppliers or service providers, except for daily consumption relations, provided that there is formal communication to the immediate superior and the Compliance area’s opinion.

  We do not request from customers, external representatives, business partners, suppliers or service providers any favors, rewards or incentives of any nature in order to generate personal benefits, for us or for external representatives.

MANAGEMENT OF THE CODE OF ETHICS

CONDUCT COMMITTEE

The Conduct Committee is a body related to the Board of Directors of Ultrapar, which consists of an independent and external President, as well as four Executives of Ultra Group, including the Risk, Compliance and Audit Board of Executive Officers (“DRCA”). This body, operationally supported by the DRCA, meets periodically with the following purposes, according to the internal regulation:

  manage the application of the Code of Ethics, its guidelines and related policies supervise the application and effectiveness of the Code of Ethics principles review and approve the Compliance and Ethics Program and supervise its application, in order to ensure compliance propose and evaluate new policies associated with the Code of Ethics, as well as propose changes to it and the policies currently in force associated with it follow up investigations promoted by the DRCA
  recommend the appropriate disciplinary, administrative or judicial measures, related to a subject within its authority, to be adopted by Ultra Group’s bodies, as well as resolve on the need to report the matter to the Risk and Audit Committee or the Board of Directors of the Ultra Group for additional measures that may be applicable formally report the Committee’s resolutions to the Board of Directors in the most relevant cases forward to the Risk and Audit Committee and the Board of Directors annual reports describing their activities and those of the Ethics and Compliance Program, without prejudice to extraordinary reports, whenever necessary answer questions about the application or interpretation of the Code of Ethics provisions, the policies adopted by Ultra Group and, in the areas of its authority, the law and the Regulation

RISK, COMPLIANCE AND AUDIT DEPARTMENT

The DRCA is responsible for the following:

  Propose and review policies related to the Program, as well as coordinate their recommendation by the Conduct Committee and respective approval by the Board of Directors
  Guide and develop training topics for the Program
  Develop the Program’s corporate communication
  Manage Ultra Group’s Open Channel
  Conduct and/or oversee the internal investigations at Ultra Group
  Support and recommend deliberations of consequences
  Monitor the Program in all the Businesses of Ultra Group
  Represent Ultra Group institutionally in the Compliance theme
  Follow up the development of the activities of the Compliance areas of the Businesses
  Propose improvement of the Program

BUSINESS COMPLIANCE AREA

Business Compliance Areas are responsible for:

  Ensure the compliance with the guidelines of the Program in the respective Business
  Implement and monitor the adherence to this Code in the Business
  Plan, develop, implement and execute the Program and its controls in line with the guidelines of Ultra Group and the risks of its Business
  Apply and control the training
  Disclose the Program in the Business
  Ensure the conduction of Reputational Surveys according to this Corporate Anticorruption Policy and Relationship with the Public and Private Officers
  Assist the Board of Executive Officers of the Business with relevant Compliance aspects for decision making
  Evaluate the Program in the Business
  Conduct internal investigations in the Business, as requested by and in coordination with the DRCA
  Periodically report to the DRCA the evolution of the Program in the Business

OPEN CHANNEL

Ultra Group’s Open Channel is available to any external or internal person to clarify questions or report suspected violations of this Policy, as well as the Code of Ethics, other policies and internal rules, and the applicable legislation.

Telephone

0800 701 7172

Website

www.canalabertoultra.com.br

Complaints or requests for guidance can be made anonymously, in order to protect the identity of the person who submitted them. It is forbidden to conduct any act of threat, intimidation or retaliation to any person who:

i. reports violations of this Code or of any other policy or internal regulation, or legislation applicable to Ultra Group, and/or

ii. reports doubts, suspicions or concerns in relation to this matter

The Channel is operated by independent company and all reports are checked with independence and diligence.

It is every employees’ duty to immediately inform any suspicion of violation of this Policy, any other policies or procedures of Ultra Group or applicable laws through the Open Channel.

VIOLATION OF THE CODE OF ETHICS

All the professionals of Ultra Group should adhere to this Code of Ethics and to the respective guidelines and Policies, including the report of any violations in the work environment. Any professional who violates the provisions of this Code of Ethics and the respective guidelines and Policies in this document, or the principles and standards of conduct adopted by them, is subject to disciplinary measures such as:

  Warnings
  Suspension
  Sanctions, including financial penalty
  Dismissal
  Applicable legal measures

IN CASE OF DOUBT

This Code seeks to establish the general guidelines on the values and expected behaviors of our public. In case of doubt, please contact Ultra’s Compliance area or the Open Channel. The adoption of the Code of Ethics does not exhaust the ethical themes and expected behaviors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2022

ULTRAPAR HOLDINGS INC.
By: /s/ Rodrigo de Almeida Pizzinatto
Name: Rodrigo de Almeida Pizzinatto
Title: Chief Financial and Investor Relations Officer

(Corporate policy on anti-corruption and the relationship with the public and private sector, Code of Ethics)